Exhibit 4A

                              CONSULTING AGREEMENT

CONSULTING AGREEMENT dated June 20, 2003 between DWIGHT LEWIS, of P.O. Box W386, St. John's, Antigua, West Indies (the "Consultant") and NAPOLI ENTERPRISES, INC. a corporation duly organized and operating under the laws of the state of Colorado whose business address is Suite 566 - 1027 Davie Street, Vancouver, British Columbia, Canada V6C 4L2 ("Napoli").

WHEREAS, Napoli intends to be engaged in the business of wine production and distribution (the "Business");

AND WHEREAS Napoli wishes to retain the Consultant as an independent contractor, and the Consultant wishes to be retained in such capacity and to perform certain services for Napoli to promote the interests of the Business.

NOW THEREFORE, in consideration of the mutual convenants and premises contained herein and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

A. CONSULTING

1. Napoli hereby retains the Consultant and Consultant hereby accepts such engagement, for the term and under the conditions and requirements specified herein, with such duties and responsibilities as may reasonably be assigned to pursuant to this Agreement, including research, development, implementation and management of all "new business" opportunities of Napoli. The Consultant's compensation shall be that specified below.

2. Consultant's principal duties shall include developing and providing new business opportunities in the international wine distribution arena with a view to increasing Napoli's distribution channels. However, the Consultant shall have no authority to accept, reject or modify any contract entered into by Napoli's officers or directors, without the express written consent of Napoli.

3. Consultant shall receive compensation, as a recognized executive in the industry, of One Million and Five Hundred Thousand (1,500,000) fully paid and non-assessable freetrading shares of common securities of Napoli for the various services the Consultant performs as required by senior management of Napoli (the "Compensation"). The Consultant shall bill Napoli for all ordinary, reasonable and necessary business expenses and Napoli shall pay such amounts, if any, in a timely manner. Compensation shall become due and payable immediately upon execution of this Agreement.

4. The Consultant shall devote the Consultant's best efforts, all the times and places reasonably deemed appropriate to the duties hereunder. However, it is expressly agreed that the Consultant may serve as a consultant, manager, investor, or employee to other persons, without limitation.

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5. The principal place of business of the Consultant shall be at such places as the Consultant, in Consultant's reasonable discretion, may choose from time to time. The Consultant shall provide not less than 20 days advance notice of any change in the principal place of business.

B. STATUS OF CONSULTANT

1. The Consultant shall be treated in all respects as an independent contractor and Napoli shall not withhold any taxes on account of services rendered to it by the Consultant. The Consultant represents that the Consultant regularly holds itself out as a consultant to others, maintains its own office, has business cards other than for services provided to Napoli, and assumes all risk of the Consultant's classification as an independent contractor and not an employee.

C. TERM OF RETAINER

1. The term for which the Consultant shall be retained hereunder shall commence on the date hereof and shall terminate upon the earlier of (i) the cessation of the Business of Napoli; (ii) the death or substantial disability of the Consultant; or (iii) the last day of the sixth month following the date of this Agreement. However, notwithstanding anything herein to the contrary, this Agreement shall terminate on June 19, 2004.

D. EXTENSION, TERMINATION AND ARBITRATION

1. If the Consultant shall be terminated by Napoli, the Consultant shall be entitled to any amounts due and owing as compensation under their Agreement to the extent earned, as defined herein, on a pro-rata basis beyond the period covered by the initial issuance of shares, plus reimbursement for ordinary, reasonable and necessary expenses incurred prior to termination.

2. If the Consultant's engagement by Napoli is terminated for any reason, the Consultant agrees to protect the value of Napoli's Confidential Information and Inventions and will prevent their misappropriation or disclosure. The Consultant agrees not to disclose any Confidential Information or Inventions for the Consultant's benefit or the benefit of any third party, or to the detriment of Napoli or its clients.

3. Any disputes arising between the Consultant and Napoli shall be settled by Arbitration in the State and under the Laws of Colorado.

E. DISABILITY OR DEATH

1. The Consultant shall be deemed substantially disabled if (i) the Consultant and Napoli agree that the Consultant is substantially disabled; (ii) for a period of thirty (30) consecutive days, the Consultant is unable, as a result of any physical, mental or emotional illness, ailment, or accident effectively discharge the Consultant's duties

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hereunder. If the Consultant shall be substantially disabled as defined herein,
Napoli may then immediately upon notice to the Consultant terminate this Agreement and Napoli's obligation to pay the Consultant the Compensation will likewise terminate.

F. EXPENSES

1. Napoli shall be responsible for any and all ordinary, reasonable and necessary expenses which the Consultant incurs in performing the duties assigned hereunder. The Consultant shall be responsible to provide reasonable corroboration to Napoli of any such expenses.

H. MISCELLANEOUS

1. This Agreement constitutes the entire agreement between the parties hereto, supercedes all existing agreements between them, and cannot be changed or terminated except by a written agreement, signed by all parties and may not be assigned by either party.

2. This Agreement shall be construed in accordance with the substantive law of Colorado.

EXECUTED FOR AN ON BEHALF of the parties on the date first written above.

                                        NAPOLI ENTERPRISES, INC.,
CONSULTANT


/s/ Dwight Lewis                        /s/ Greg Sonic,
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Name: Dwight Lewis                      Name: Greg Sonic, President